UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 1 5 2002
1086

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 10)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On July 12, 2002, Placer Dome lodged the following documents with the Australian Securities & Investments Commission (the "ASIC"):

Document Number	Description
1.	Tenth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and
2.	Notice under Sections 650D & 630(2) of the Corporations Act (Further Extension of Offer Period).

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

PLACER DOME ASIA PACIFIC LIMITED

TENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002 and 10 July 2002 ("**Previous Supplementary Bidder's Statements**"). This Tenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Placer Dome

A copy of a press release by Placer Dome in relation to the extension of the Offer until Wednesday 7 August 2002 is attached as Annexure A.

A copy of this press release will be sent to AurionGold shareholders.

Dated: 12 July 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 12 July 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 12 July 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A -
PLACER DOME PRESS RELEASE


goldstory
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, July 11, 2002; Brisbane, Australia, July 12, 2002: Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, is extending the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 2 weeks to 7:00pm (AEST) on 7 August 2002.

Placer Dome noted that Standard & Poor's has announced the removal of all seven non-US companies (being Placer Dome, Barrick Gold Corp, Royal Dutch Petroleum, Inco Ltd, Nortel Networks, Alcan Inc and Unilever NV) from the S&P 500 index effective after the close of trading on 19 July 2002. This change reflects Standard & Poor's new selection criteria which require all S&P 500 members to be US companies.

Standard & Poor's has concluded, based on studies of other companies previously removed from the S&P 500, that the removal of Placer Dome, Barrick Gold Corp, Inco Ltd, Nortel Networks and Alcan from the S&P 500 is expected to have a short term negative impact on the market price of those shares but no long term price impact. Standard & Poor's has stated that "losses are nearly fully recovered by the 6th day after the change is made effective".

Having regard to the removal of Placer Dome from the S&P 500, Placer Dome has extended the Offer to provide AurionGold shareholders with time to consider the Offer once any temporary distortions in Placer Dome's share price have settled.

Placer Dome's offer is open and capable of immediate acceptance. It is now scheduled to close at 7:00pm (AEST) on 7 August 2002.

-end-

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Document 2

NOTICE UNDER SECTIONS 650D & 630(2) OF THE CORPORATIONS ACT FURTHER EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")
(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 7.00 pm (Sydney time) on Wednesday 24 July 2002 to 7.00 pm (Sydney time) on Wednesday 7 August 2002.

In accordance with section 630(2) of the Corporations Act, the Bidder gives notice that:

(a) the date for giving the notice of the status of conditions pursuant to section 630(3) of the Corporations Act (as described in clause 6.4 of Appendix 1 of the Bidder's Statement) has been postponed from Tuesday 16 July 2002 to Tuesday 30 July 2002; and

(b) other than the conditions specified the Notice of Extension of Offer Period dated 4 July 2002, the Offer has not been freed from any conditions set out in clause 6 of Appendix 1 of the Bidder's Statement and, so far as the Bidder knows, each such condition remains unfulfilled as at the date of this Notice.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning in this Notice.

Dated: 12 July 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 12 July 2002.

Peter Tomsett
Director

John Loney
Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 12 July 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

July 15, 2002